Filed Pursuant to Rule 424(b)(5)
Registration No. 333-154922
Prospectus Supplement
(To the prospectus dated October 31, 2008)

17,500,000 Shares

CapitalSource Inc.

Common Stock

We are selling 17,500,000 shares of our common stock.

Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol “CSE.” The last reported sale price on the New York Stock Exchange on July 14, 2009 was $4.30 per share.

We have granted the underwriters a 30-day option to purchase up to 2,625,000 additional shares of our common stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any.

Investing in our common stock involves risks. See the “Risk Factors” beginning on page S-11 of this prospectus supplement and in our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

		Underwriting	Proceeds to
	Public	discounts	CapitalSource,
	offering price	and commissions	before expenses

Per Share	$4.10	$0.2255	$3.8745
Total	$71,750,000	$3,946,250	$67,803,750

Delivery of the shares of common stock will be made on or about July 20, 2009.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	J.P. Morgan	Citi	Wells Fargo Securities

The date of this prospectus supplement is July 14, 2009.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

Until August 8, 2009, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes our common stock and certain other matters relating to our company. The second part, the base prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to the offering. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. If information contained in the prospectus supplement differs from the information in the base prospectus, the information in the prospectus supplement supersedes the description in the base prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which are subject to numerous assumptions, risks and uncertainties. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of invoking these safe harbor provisions. All statements, other than statements of historical facts included, or incorporated by reference, in this prospectus supplement, are intended to be covered by these safe harbor provisions, including certain plans, expectations, goals, projections and statements about each of the following:

•	our deposit base and operations,

•	our liquidity, credit facilities and covenant compliance,

•	our intention to sell assets and monetize the value of our healthcare net lease business,

•	the commercial real estate participation interest (“the “A” Participation Interest”),

•	economic and market conditions for our business,

•	securitization markets,

•	the performance of our loans, loan charge offs and loan yields,

•	the impact of accounting pronouncements,

•	taxes and tax audits and examinations,

•	our unfunded commitments,

•	our intention to originate loans at CapitalSource Bank,

•	the Parent Company and CapitalSource Bank portfolios and activities,

•	our business plan to grow CapitalSource Bank as an industrial bank, and

•	risk management.

All statements contained in this prospectus supplement that are not clearly historical in nature are forward-looking, and the words “anticipate,” “assume,” “intend,” “believe,” “expect,” “estimate,” “plan,” “will,” “look forward” and similar expressions are generally intended to identify forward-looking statements. All forward-looking statements (including statements regarding future financial and operating results and future transactions and their results) involve risks, uncertainties and contingencies, many of which are beyond our control, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Actual results could differ materially from those contained or implied by such statements for a variety of factors, including without limitation:

•	changes in economic or market conditions or investment or lending opportunities;

•	continued or worsening recession in the overall economy and disruptions in credit and other markets;

S-ii

•	movements in interest rates and lending spreads;

•	continued or worsening charge offs, reserves and delinquencies;

•	our ability to successfully and cost effectively operate CapitalSource Bank;

•	our ability to successfully grow CapitalSource Bank’s deposits and commercial loan assets or deploy its capital in favorable lending transactions;

•	competitive and other market pressures on product pricing and services;

•	success and timing of other business strategies;

•	the nature, extent and timing of governmental actions and reforms;

•	changes in tax laws or regulations affecting our business;

•	our ability to successfully consummate transactions with respect to our healthcare net lease business; and

•	other risk factors described in this prospectus supplement and in our Annual Report on Form 10-K for the year ended December 31, 2008, as filed with the Securities and Exchange Commission, or SEC, on March 2, 2009, and other documents filed by us with the SEC.

All forward-looking statements included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference are based on information available at the time the statement is made. We are under no obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The information contained in this section should be read in conjunction with our consolidated financial statements and related notes incorporated by reference into this prospectus supplement and the accompanying prospectus.

S-iii

SUMMARY

The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus supplement or the accompanying prospectus including the information under “Risk Factors” and financial statements and related notes incorporated by reference into this prospectus supplement. Because this is a summary, it may not contain all the information that is important to you. You should read the entire prospectus supplement and the accompanying prospectus, including the information incorporated by reference, before making an investment decision. When used in this prospectus supplement, the terms “CapitalSource,” “we,” “our” and “us” refer to CapitalSource Inc. and its subsidiaries, unless the context requires otherwise, and the term “Parent Company” refers to CapitalSource Inc. and its subsidiaries other than CapitalSource Bank.

Our Company

We are a commercial lender that, through our wholly owned subsidiary, CapitalSource Bank, provides financial products to middle market businesses and provides depository products and services in southern and central California. As of March 31, 2009, on a consolidated basis, our diverse portfolio comprised $11.4 billion of commercial assets, including 1,055 loans to 669 clients, with an average loan size of $8.9 million and an average loan exposure by client of $14.0 million. Our loans generally have a maturity of one to five years, with a weighted average maturity of 2.4 years as of March 31, 2009. Substantially all of our loans require monthly interest payments at variable rates and, in many cases, our loans provide for interest rate floors that help us maintain our yields when interest rates are low or declining. As of March 31, 2009, our geographically diverse client base consisted of clients with headquarters in 46 states, the District of Columbia, Puerto Rico and select international locations, primarily in Canada and Europe.

Prior to the formation of CapitalSource Bank in July 2008, we conducted our commercial lending business through our other subsidiaries. Subsequent to CapitalSource Bank’s formation, new loans have been originated at CapitalSource Bank, and we expect this will continue to be the case for the foreseeable future. Our commercial lending activities in the Parent Company consist primarily of satisfying existing commitments made prior to CapitalSource Bank’s formation. Consequently, we expect that our loans in the Parent Company will gradually run off while CapitalSource Bank’s loan portfolio will continue to grow.

We currently operate as three reportable segments: (i) CapitalSource Bank, (ii) Other Commercial Finance, and (iii) Healthcare Net Lease. Our CapitalSource Bank segment comprises the commercial lending and banking business activities of our bank subsidiary; our Other Commercial Finance segment comprises our loan portfolio and residential mortgage business activities in the Parent Company; and our Healthcare Net Lease segment comprises our direct real estate investment business activities.

Through our CapitalSource Bank segment activities, CapitalSource Bank provides a wide range of financial products to middle market businesses and participates in broadly syndicated debt financing for larger businesses, and also offers depository products and services through 22 retail banking branches in southern and central California. As of March 31, 2009, our CapitalSource Bank segment had $4.7 billion in deposits that are insured by the Federal Deposit Insurance Corporation (“FDIC”) to the maximum amounts permitted by regulation with a weighted-average interest rate for all deposits of 2.85%. In addition, CapitalSource Bank held over $1.6 billion in liquid cash and securities, 265 loans with funded balances outstanding with an aggregate principal balance of $2.9 billion and a $1.1 billion senior participation interest (the “A” Participation Interest) in a $4.1 billion pool of commercial real estate loans and related assets, and had total common stockholders equity of $916.0 million.

Through our Other Commercial Finance segment activities, the Parent Company provides a wide range of financial products to middle market businesses and participates in broadly syndicated debt financings for larger businesses. As of March 31, 2009, our Other Commercial Finance segment had 733 loans with funded balances of $6.4 billion and a weighted average term of 2.4 years, which we refer to as our legacy loan portfolio. Of the Parent Company’s $6.4 billion legacy loan portfolio, $4.2 billion has been funded through non-recourse term securitizations with $3.4 billion of debt outstanding and $0.9 billion has been funded through non-recourse credit facilities with debt outstanding of $0.5 billion and the remaining $1.4 billion in loans comprising collateral for our syndicated bank credit facility.

Through our Healthcare Net Lease segment activities, we invest in income-producing healthcare facilities in the United States. We provide lease financing to skilled nursing facilities and, to a lesser extent, assisted living facilities and long term acute care facilities. As of March 31, 2009, this segment held $1.0 billion in direct real estate investments comprising 184 healthcare facilities leased to 39 tenants through long-term, triple-net operating leases and had total common stockholder equity of $502.6 million. We continue to evaluate potential transactions to monetize the value of this business, including debt financings, asset sales and corporate transactions.

Our Strengths

We believe the following strengths differentiate us from our competitors:

•	Direct Origination Model. We operate a large-scale, broad-based lending platform through which we offer a range of asset-based loans, cash flow loans, mortgage loans and real estate lease financing. In addition to the advantages we realize from the breadth of our product offerings, we believe we compete based on effective interaction between the clients’ decision-makers and our experienced professionals, our flexible approach to structuring debt financings that meet our clients’ business and timing needs and our superior client service. We have created an integrated approach to our loan origination and underwriting approval process that effectively combines the skills of these diverse professionals with our proprietary information systems. This process allows us to move efficiently and quickly from our initial contact with a prospective client to the closing of our loan transaction while maintaining our underwriting standards. Along the way, a large number of our professionals become involved in the analysis and decision-making with respect to each potential lending opportunity. Many of our professionals are certified public accountants or have attained advanced degrees in business or law, and all of them specialize in particular industry sectors or product types. We believe this human capital allows us to minimize credit risk while delivering superior service to clients.

•	Strategic Focus. The financing needs of our target middle market clients are often specific to their particular business or situation. Because we believe specialized industry and sector knowledge is important to serve our client base successfully, we originate, underwrite and manage our financings by focusing on our areas of expertise: asset-based healthcare lending, commercial real estate lending, lender finance and cash flow lending.

•	Well-Capitalized Depository Platform with Excess Liquidity. Our wholly owned bank subsidiary, CapitalSource Bank, has access to a significant base of deposits. We believe CapitalSource Bank enhances our liquidity profile and improves our capital efficiency, as the deposit market provides a more stable and lower cost source of funds than the capital markets generally offer. Our ability to access this funding source positions us for future growth, as it allows us to take advantage of the attractive lending opportunities we believe are now available, and separates us from many competitors that are capital-constrained and unable to make new loans. As of March 31, 2009, CapitalSource Bank’s total risk-based capital ratio was 17.24%.

•	Experienced Management Team. Our senior management team averages 20 years experience in the commercial lending sector, and substantially all of the members of our senior management team have been employed by us since our initial public offering or earlier.

•	Strong Shareholder Alignment. Our management, directors and certain of their affiliates beneficially own approximately 25% of outstanding shares of our common stock and are strongly aligned with shareholders’ goals of maximizing long-term value of our business.

Our Strategy

In response to the highly challenging macroeconomic conditions and the liquidity crisis facing most commercial lenders, we have adopted a two-pronged, “play offense / play defense” strategy.

•	Play Offense. We believe the demand for debt funding remains strong and market conditions for lenders with available liquidity remain highly attractive. Nevertheless, we intend to proceed with caution and grow our commercial lending business inside CapitalSource Bank methodically, by originating high quality new loans while maintaining credit standards and a strong capital position. We also continue to explore alternatives for monetizing the value of our Healthcare Net Lease business, including debt financings, asset sales and corporate transactions. Our goals for our “play offense” strategy are (1) increase the percentage of commercial loans owned within CapitalSource Bank to drive higher returns, (2) redeploy low yielding assets into higher yielding loans to increase profitability and (3) manage the level of deposits and liquid assets within CapitalSource Bank to improve our net interest margin.

•	Play Defense. We are actively engaged in managing our legacy loan portfolio, held outside of CapitalSource Bank, by focusing on credit outcomes in a macroeconomic environment that we expect to remain difficult through 2010. We also have succeeded in renewing and extending our credit facilities and other indebtedness to better match the maturities of the legacy loan portfolio held outside of CapitalSource Bank. Finally, we intend to pay down the Parent Company debt with cash generated from the legacy portfolio.

Commercial Loan Portfolio

Overview

Our commercial loan portfolio comprised commercial loan assets:

•	purchased or originated by CapitalSource Bank;

•	pledged to our term debt securitizations and to our warehouse credit facilities; and

•	pledged to our syndicated bank credit facility.

Loans held by CapitalSource Bank

As of March 31, 2009 CapitalSource Bank held 265 commercial loans with an aggregate principal amount of $2.9 billion. Approximately $2.2 billion of such loans were originated by us prior to the formation of CapitalSource Bank and were sold to the bank on or after its formation in July 2008.

Of the loans held by CapitalSource Bank as of March 31, 2009:

•	100% are senior secured loans;

•	approximately 34% of these loans are asset-based revolving loans, 31% are cash flow term loans and 35% are real estate term loans;

•	approximately 50% bear interest based on a spread over one-month LIBOR, 20% bear interest based on a spread over the applicable prime rate, and 28% bear interest based on a spread over a combination of prime and one-month LIBOR; and

•	approximately 18% are scheduled to mature within 12 months, 37% are scheduled to mature within 24 months and 58% are scheduled to mature within 36 months.

Loans Pledged to our Term Securitizations and Credit Facilities

As of March 31, 2009, there were 575 loans pledged to our term securitizations and warehouse credit facilities with an aggregate principal amount of $5.1 billion. Approximately $4.2 billion of these loans were pledged to our term securitizations and approximately $0.9 billion of loans were pledged to our warehouse credit facilities.

Of the loans pledged to our term securitizations and warehouse credit facilities as of March 31, 2009:

•	approximately 86% are senior secured loans;

•	approximately 29% of these loans are asset-based revolving loans, 41% are cash flow term loans and 30% are real estate term loans;

•	approximately 33% bear interest based on a spread over one-month LIBOR, 27% bear interest based on a spread over the applicable prime rate, and 32% bear interest based on a spread over a combination of prime and one-month LIBOR; and

•	approximately 27% are scheduled to mature within 12 months, 42% within 24 months and 64% within 36 months.

Loans Pledged to the Syndicated Bank Credit Facility

As of March 31, 2009, there were 289 loans pledged to our syndicated bank credit facility with an aggregate principal amount of $1.4 billion.

Of the loans pledged to the facility as of March 31, 2009:

•	approximately 72% are senior secured loans;

•	approximately 19% are asset-based revolving loans, 35% are cash flow term loans and 46% are real estate term loans;

•	approximately 56% bear interest based on a spread over one-month LIBOR, 28% bear interest based on a spread over the applicable prime rate, and 7% bear interest based on a spread over a combination of prime and one-month LIBOR; and

•	approximately 26% are scheduled to mature within 12 months, 47% within 24 months and 63% within 36 months.

Risk Ratings

We utilize an internal risk rating methodology designed to provide what we believe to be concise and accurate assessments of the risks associated with each loan in our loan portfolio. This methodology is an integral component of our risk management process that is designed to allow us to monitor, manage and service our portfolio of loans and is an important element in our determination of appropriate levels of allowance of loan losses to cover losses that are probable and estimable in our loan portfolio. Our determination of risk ratings on individual loans involves a high degree of management judgment. We use our best estimates to determine these ratings. However, determining these ratings is inherently imprecise and the performance of our loans and losses we realize on these loans could be materially different from our estimates.

Our methodology could differ materially from the methodology used by some of our competitors and because our estimates involve a high degree of management judgment, other persons reviewing our portfolio information could come to different conclusions than those determined by our management. The information set forth below should be read and analyzed in conjunction with our detailed portfolio and financial information contained in our consolidated financial statements and footnotes and our Management’s Discussion and Analysis sections of each of our Annual Report on Form 10-K for the year ending December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ending March 31, 2009.

Level 1	“Investment Grade” (Based on Structure, Collateral or Credit)

Level 2	Very High Quality Credit in All Respects, Supported by a Combination of Strong Collateral and Cash Flow

Level 3	Strong Credit or Collateral Position

Level 4	Acceptable Collateral or Credit Position with Enhanced Monitoring

Level 5	Problem Loan with a Limited Credit Risk; Actively Out-Placing the Credit

Level 6	Active Work Out; Expectation of Credit Loss

The following table sets forth additional information about our commercial loan portfolio as of March 31, 2009. All totals in this table include $76.4 million of accrued interest and $6.3 million of loans held for sale.

CapitalSource Bank		%	Securitizations & Credit Facilities		%	Syndicated Bank Credit Facility Collateral		%

Collateral Size	$2,940.1		Collateral Size	$5,062.3		Collateral Size	$1,351.6
Number of Loans	265		Number of Loans	575		Number of Loans	289
Yield	6.59		Yield	7.19		Yield	6.63
Collateral Distribution			Collateral Distribution			Collateral Distribution
Asset-Based	$996.4	34%	Asset-Based	$1,440.2	29%	Asset-Based	$252.1	19%
Cash Flow	908.6	31%	Cash Flow	2,095.5	41%	Cash Flow	478.2	35%
Real Estate	1,035.1	35%	Real Estate	1,526.6	30%	Real Estate	621.3	46%

Total	$2,940.1		Total	$5,062.3		Total	$1,351.6

Lien			Lien			Lien
Senior	$2,940.1	100%	Senior	$4,350.4	86%	Senior	$967.6	72%
Subordinated	—	0%	Subordinated	665.4	13%	Subordinated	356.6	26%
Unsecured	—	0%	Unsecured	46.5	1%	Unsecured	27.4	2%

Total	$2,940.1		Total	$5,062.3		Total	$1,351.6

Industry Codes			Industry Codes			Industry Codes
Traveler Accommodation	$910.7	31%	Nursing Care Facilities	$637.1	12%	Nursing Care Facilities	$317.0	23%
Nursing Care Facilities	392.0	13%	Nondepository Credit Intermediation	498.0	10%	Nondepository Credit Intermediation	133.6	10%
Land Subdivision	235.9	8%	Traveler Accommodation	486.2	10%	Residential Building Construction	117.0	9%
Nondepository Credit Intermediation	203.9	7%	Land Subdivision	305.0	6%	Activities Related to Real Estate	63.5	5%
Lessors of Real Estate	97.5	3%	Investigation and Security Services	298.6	6%	Nonresidential Building Construction	60.4	4%
Software Publishers	88.2	3%	Software Publishers	203.3	4%	Newspaper, Periodical, Book, Publishers	55.3	4%
Investigation and Security Services	63.1	2%	Lessors of Real Estate	203.0	4%	Vending Machine Operators	55.0	4%
Nonresidential Building Construction	53.7	2%	Residential Building Construction	148.2	3%	Clothing Stores	44.9	3%

CapitalSource Bank		%	Securitizations & Credit Facilities		%	Syndicated Bank Credit Facility Collateral		%

Foundries	45.0	2%	Activities Related to Real Estate	130.0	3%	Radio and Television Broadcasting	39.7	3%
Miscellaneous Durable Goods	42.6	2%	Mangt., Scientific, and Tech. Consulting Svcs.	117.5	2%	Lessors of Real Estate	38.2	3%

Sub Total Top 10	2,132.6		Sub Total Top 10	3,026.9		Sub Total Top 10	924.6
Other	807.5	27%	Other	2,035.4	40%	Other	427.0	32%

Total	$2,940.1		Total	$5,062.3		Total	$1,351.6

Loans by State			Loans by State			Loans by State
FL	$622.5	22%	FL	$741.6	15%	PA	$307.9	23%
CO	270.7	9%	NY	617.8	12%	International	148.0	11%
NY	264.2	9%	CA	471.8	9%	CA	145.6	11%
CA	241.6	8%	International	368.6	7%	FL	122.6	9%
TX	183.3	6%	CO	285.3	6%	NY	79.3	6%
MA	158.2	5%	PA	277.1	5%	TX	75.0	6%
DC	123.2	4%	GA	253.1	5%	MA	59.0	4%
IL	111.2	4%	TX	241.5	5%	NJ	50.7	4%
NC	101.0	3%	MA	180.2	4%	VA	44.5	3%
PA	97.4	3%	IL	169.2	3%	AZ	33.9	3%

	2,173.3			3,606.2			1,066.5
Other	766.8	27%	Other	1,456.1	29%	Other	285.1	20%

Total	$2,940.1		Total	$5,062.3		Total	$1,351.6

Rate Index			Rate Index			Rate Index
Libor	$1,473.7	50%	Libor	$1,657.7	33%	Libor	$750.7	56%
Prime	600.7	20%	Prime	1,384.0	27%	Prime	374.4	28%
Blended	823.1	28%	Blended	1,635.3	32%	Blended	100.1	7%
Fixed	24.0	1%	Fixed	311.0	6%	Fixed	121.2	9%
Euribor	—	0%	Euribor	74.3	2%	Euribor	5.2	0%
Canadian Prime	18.6	1%	Canadian Prime	—	0%	Canadian Prime	—	0%

Total	$2,940.1		Total	$5,062.3		Total	$1,351.6

Floor			Floor			Floor
Yes	$1,824.3	62%	Yes	$2,486.4	49%	Yes	$393.9	29%
No	1,115.8	38%	No	2,575.9	51%	No	957.7	71%

Total	$2,940.1		Total	$5,062.3		Total	$1,351.6

Scheduled Maturities			Scheduled Maturities			Scheduled Maturities
Matured	—		Matured	$146.8	2%	Matured	$130.7	10%
<= 12 months	$533.0	18%	<= 12 months	1,253.2	25%	<= 12 months	211.2	16%
12-24	567.8	19%	12-24	739.3	15%	12-24	289.0	21%
24-36	606.1	21%	24-36	1,110.1	22%	24-36	217.1	16%
36-48	488.5	17%	36-48	889.3	18%	36-48	405.1	30%
48+	744.7	25%	48+	923.6	18%	48+	98.5	7%

Total	$2,940.1		Total	$5,062.3		Total	$1,351.6

CapitalSource Bank		%	Securitizations & Credit Facilities		%	Syndicated Bank Credit Facility Collateral		%

Risk Ratings			Risk Ratings			Risk Ratings
2	$1,025.5	35%	2	$1,123.8	22%	2	$105.6	8%
3	1,515.4	52%	3	2,780.8	55%	3	570.0	42%
4	320.5	11%	4	797.5	15%	4	238.3	18%
5	66.2	2%	5	279.2	6%	5	107.7	8%
6	12.5	0%	6	81.0	2%	6	330.0	24%

Total	$2,940.1		Collateral Size	$5,062.3		Total	$1,351.6

Recent Developments

Amendment of Syndicated Bank Credit Facility

On July 10, 2009, we amended our $900 million senior secured syndicated bank credit facility with the consent of lenders holding $778 million of indebtedness under the facility. Pursuant to the amendment:

•	The maturity date for $778 million in principal amount borrowed under the facility will be extended until March 31, 2012 upon satisfaction of certain payment conditions as described below;

•	The extending lenders will receive, in aggregate, a $200 million payment unless they are required to share their collateral with a new financing source, such as the concurrent notes offering discussed herein, in which event they will receive a $300 million payment;

•	Non-extending lenders will not receive any portion of the payments mentioned above and all amounts owing to them will continue to be due, subject to the mandatory commitment reductions, by the current maturity date of the facility — March 13, 2010; and

•	The facility covenants have been amended to be more consistent with the asset-based structure of the facility.

To satisfy the extension payment conditions, we expect to utilize proceeds of this offering, proceeds from the concurrent notes offering described below, available cash or other forms of financing.

Concurrent Notes Offering

On July 10, 2009, we announced our intention to conduct, concurrently with this offering of our common stock, a private placement of $300 million in principal amount of our First Priority Senior Secured Notes due 2014, which we refer to as the concurrent notes offering. We cannot assure you that we will complete the concurrent notes offering on the anticipated terms or at all. This prospectus supplement and the accompanying prospectus do not constitute the offer or sale or a solicitation of an offer to buy the notes offered in the concurrent notes offering.

Selected Consolidated Historical Financial Data

The following tables show selected portions of our audited historical consolidated financial data as of and for the five years ended December 31, 2008, and unaudited historical consolidated financial data as of and for the three months ended March 31, 2009 and 2008. We derived our selected audited consolidated financial data as of, and for, the five years ended December 31, 2008 from our audited consolidated financial statements, which have been audited by Ernst & Young LLP, independent registered public accounting firm. The selected unaudited consolidated financial data as of March 31, 2009 and 2008 and for the three months ended March 31, 2009 and 2008, are derived from our unaudited financial statements included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 and incorporated by reference in this prospectus supplement, and have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information, and in our opinion, reflect all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of our results of operations and financial position. The results of operations for the three months ended March 31, 2009 are not necessarily indicative of the results of operations to be expected for the full year or any future period.

	Three Months Ended
	March 31,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	($ in thousands, except per share data)
	(Unaudited)

Results of operations:
Interest income	$221,687	$308,325	$1,108,561	$1,277,903	$1,016,533	$514,652	$313,827
Fee income	31,396	33,641	133,146	162,395	170,485	130,638	86,324

Total interest and fee income	253,083	341,966	1,241,707	1,440,298	1,187,018	645,290	400,151
Operating lease income	27,880	27,690	107,748	97,013	30,742	—	—

Total investment income	280,963	369,656	1,349,455	1,537,311	1,217,760	645,290	400,151
Interest expense	131,035	190,472	699,043	864,239	621,666	199,805	87,819

Net investment income	149,928	179,184	650,412	673,072	596,094	445,485	312,332
Provision for loan losses	155,267	5,659	593,046	78,641	81,562	65,680	25,710

Net investment (loss) income after provision for loan losses	(5,339)	173,525	57,366	594,431	514,532	379,805	286,622
Depreciation of direct real estate investments	8,964	8,916	35,889	32,004	11,468	—	—
Other operating expenses	69,315	58,593	255,306	235,987	204,584	143,836	107,748
Total other (expense) income	(74,127)	(96,399)	(174,083)	(74,650)	37,328	19,233	17,781

Net (loss) income before income taxes and cumulative effect of accounting change	(157,745)	9,617	(407,912)	251,790	335,808	255,202	196,655
Income tax (benefit) expense(1)	(53,425)	3,076	(189,235)	87,563	37,177	98,332	77,097

Net (loss) income before cumulative effect of accounting change	(104,320)	6,541	(218,677)	164,227	298,631	156,870	119,558
Cumulative effect of accounting change, net of taxes	—	—	—	—	370	—	—

Net (loss) income	(104,320)	6,541	(218,677)	164,227	299,001	156,870	119,558
Net (loss) income attributable to non-controlling interest	(16)	1,297	1,426	4,938	4,711	—	—

Net (loss) income attributable to CapitalSource Inc.	$(104,304)	$5,244	$(220,103)	$159,289	$294,290	$156,870	$119,558

Net income (loss) per share:
Basic	$(0.36)	$0.02	$(0.88)	$0.83	$1.77	$1.30	$1.03
Diluted	$(0.36)	$0.02	$(0.88)	$0.82	$1.74	$1.27	$1.02
Average shares outstanding:
Basic	290,098,800	220,085,148	251,213,699	191,697,254	166,273,730	120,976,558	116,217,650
Diluted	290,098,800	221,493,514	251,213,699	193,282,656	169,220,007	123,433,645	117,600,676
Cash dividends declared per share	$0.01	$0.60	$1.30	$2.38	$2.02	$0.50	$—
Dividend Payout Ratio	(0.03)	30.00	(1.48)	2.87	1.14	0.38	—

(1)	As a result of our decision to elect REIT status beginning with the tax year ended December 31, 2006, we provided for income taxes for the years ended December 31, 2008, 2007 and 2006, based on effective tax rates of 36.5%, 39.4% and 39.9%, respectively, for the income earned by our taxable REIT subsidiaries. We did not provide for any income taxes for the income earned by our qualified REIT subsidiaries for the years ended December 31, 2008, 2007 and 2006. We provided for income tax (benefit) expense on the consolidated loss incurred or income earned based on effective tax rates of 46.4%, 34.8%, 11.1%, 38.5% and 39.2% in 2008, 2007, 2006, 2005 and 2004, respectively. We provided for income tax (benefit) expense on the consolidated loss incurred or income earned based on effective tax rates of 33.9% and

32.0% for the three month periods ended March 31, 2009 and 2008, respectively. We revoked our REIT election effective January 1, 2009 and recognized the deferred tax effects in our December 31, 2008 consolidated financial statements. The change in this election resulted in a significantly higher tax rate for 2008, than in the prior periods.

	As of March 31,		As of December 31,
	2009	2008	2008	2007	2006	2005	2004
	($ in thousands)
	(Unaudited)

Balance sheet data:
Investments and mortgage-backed securities(1)	$1,100,505	$3,310,176	$2,146,394	$4,030,180	$3,476,424	$322,027	$—
Mortgage-related receivables, net	1,738,382	1,978,852	1,801,535	2,033,296	2,286,083	39,438	—
Commercial real estate “A” Participation Interest, net	1,077,968	—	1,396,611	—	—	—	—
Total loans, net(2)	8,688,498	9,531,286	8,807,133	9,525,454	7,563,718	5,737,430	4,104,214
Direct real estate investments, net	974,890	1,016,972	989,716	1,017,604	722,303	—	—
Total assets	15,791,808	17,700,538	18,419,632	18,039,364	15,209,295	6,955,325	4,698,436
Deposits	4,726,690	—	5,043,695	—	—	—	—
Repurchase agreements	—	3,427,856	1,595,750	3,910,027	3,510,768	358,423	—
Credit facilities	1,399,398	2,373,106	1,445,062	2,207,063	2,251,658	2,450,452	964,843
Term debt	5,061,502	7,021,686	5,338,456	7,146,437	5,766,370	1,774,475	2,162,321
Other borrowings	1,444,943	1,576,599	1,573,813	1,679,374	1,269,687	714,579	486,885
Total borrowings	7,905,843	14,399,247	9,953,081	14,942,901	12,798,483	5,297,929	3,614,049
Total shareholders’ equity	2,818,358	2,695,705	2,830,720	2,651,466	2,210,314	1,245,848	1,000,103

(1)	Includes investments and mortgage-backed securities, available-for-sale, investments and mortgage-backed securities, held-to-maturity, and mortgage-backed securities pledged, trading.

(2)	Includes loans held for sale and loans, net of deferred loan fees and discounts and allowance for loan losses.

THE OFFERING

The following is a brief summary of certain terms of this offering. For a more complete description of our common stock, see “Description of Capital Stock” in the accompanying prospectus.

Issuer	CapitalSource Inc.

Common stock offered to the public	17,500,000 shares

Shares subject to the over-allotment option	2,625,000 shares

Common stock to be outstanding after this offering	320,806,840 shares (1)

Use of Proceeds	We estimate that we will receive gross proceeds from this offering of approximately $71.8 million, assuming a public offering price per share of common stock sold of $4.10. After deducting estimated underwriting discounts and commissions and the estimated expenses of this offering, we estimate the net proceeds to us will be approximately $67.7 million. We intend to use the net proceeds from this offering and the concurrent notes offering, along with cash on-hand, to repay $300 million principal amount of indebtedness under our existing syndicated bank credit facility. To the extent not applied as described above, we intend to use the net proceeds from this offering for general corporate purposes, which may include the payment of other indebtedness. Pending such use, we intend to invest the net proceeds in interest-bearing, short-term investment grade securities or money-market accounts.

NYSE Symbol	CSE

Settlement Date	Delivery of shares of our common stock will be made against payment therefore on or about July 20, 2009, which will be the third business day after pricing of the offered shares.

Risk Factors	For other information you should consider before buying shares of our common stock, see the “Risk Factors” section below and in our Annual Report on Form 10-K for the year ended December 31, 2008 as well as the other documents incorporated by reference into this prospectus supplement.

(1)	The number of shares of our common stock to be outstanding after this offering is based on 303,306,840 shares outstanding as of June 30, 2009 and assumes no exercise of the underwriters’ over-allotment option. If the underwriters’ over-allotment option is exercised in full, the number of shares of our common stock outstanding upon completion of this offering will be 323,431,840.

RISK FACTORS

An investment in our common stock involves risks. You should carefully consider the following risk factors, as well as those incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2008, before making an investment decision. The risks and uncertainties are not the only ones facing our company. The U.S. economy is currently in an economic recession which has had, and we expect to continue to have, a significant adverse impact on our business and operations, including, without limitation, the credit quality of our loan portfolio, our liquidity and our earnings. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also impair our business operations. If any of these risks actually occurs, our business, consolidated financial condition or results of operations could be materially and adversely affected. In that case, the trading prices of our common stock could decline substantially.

Some statements in this prospectus supplement, including within the risk factors below and those which are incorporated by reference, are forward-looking statements. Please refer to the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Our ability to operate our business depends on our ability to maintain our external financing, which is extremely challenging in the existing economic environment.

We require a substantial amount of money to make new loans, repay indebtedness, fund obligations to existing clients and otherwise operate our business. To date, we have obtained this money through issuing equity, convertible debentures and subordinated debt, by borrowing money under our credit facilities, securitization transactions, which we refer to as “term debt,” and repurchase agreements, and through deposits at CapitalSource Bank. Our access to these and other types of external funding depends on a number of factors, including general market and deposit raising conditions, the markets’ and our lenders’ perceptions of our business, our current and potential future earnings and the market price of our common stock. The capital and credit markets have been experiencing extreme and unprecedented volatility and disruption for more than 12 months. These market forces have, in turn, put significant constraints on our ability to access and maintain prudent levels of liquidity through the sources described above. Our available cash and cash equivalents are down from the levels we have historically maintained. The markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. In addition, the economy is experiencing a recession with wide-ranging impacts. We anticipate generating some liquidity by utilizing means we have not regularly used in the past, including sales of loans, loan participations, real estate investments and owned real estate. These sale activities are highly speculative because they are dependent on and subject to market and economic conditions and the willingness of able buyers to enter into transactions with us. Furthermore, due to current market conditions, if we are able to consummate any asset sales we expect them to be at prices discounted to our current carrying value. If the current recession and levels of capital markets disruption and volatility continue or worsen, it is not certain that sufficient funding and capital will be available to us on acceptable terms or at all. Without sufficient funding, we would not be able to continue to operate our business.

We are unable to access funds held by CapitalSource Bank to supplement our constrained liquidity position.

We have made a significant investment in establishing CapitalSource Bank as a well-capitalized depository institution. Despite this investment, for regulatory reasons, CapitalSource Bank and the Parent Company are required to be operated independently of each other, and transactions between CapitalSource Bank and the Parent Company are restricted. For example, the Parent Company may not sell any more loans to CapitalSource Bank. Furthermore, as a de novo bank, CapitalSource Bank is prohibited from paying dividends to the Parent Company for its first three years of operation. Consequently, while CapitalSource Bank may have more than adequate liquidity, the Parent Company is unable to directly benefit from that liquidity to fund its significant obligations and operations and must rely to a large extent on external sources of financing which, as described above, are extremely limited.

If we are not able to raise sufficient funds that, together with our unrestricted cash, are sufficient to satisfy the extension payment conditions specified in our syndicated bank credit facility before September 30, 2009, we will be in default under that facility, which could have adverse effects on our liquidity position.

As described under “Summary — Recent Developments — Amendment of Syndicated Bank Credit Facility,” lenders holding $778 million of indebtedness agreed to extend the maturity date for such amount of indebtedness until March 31, 2012 on the condition that they receive from us on or before September 30, 2009 a payment of $200 million or, if they are required to share collateral with a new financing source, such as the notes being concurrently offered, a payment of $300 million. There is no guarantee that we will be able to complete the concurrent notes offering on terms currently contemplated, or at all. If we do not raise through this offering and the concurrent notes offering sufficient funds that, together with our unrestricted cash (which approximated $257.8 million as of March 31, 2009), enable us to satisfy the extension payment conditions, we may be required to raise additional capital prior to September 30, 2009. We cannot assure you that we will be able to raise sufficient additional capital for this purpose on commercially reasonable terms, or at all. Our inability to extend the maturity of our syndicated bank credit facility or to make required payments thereunder will trigger an event of default, requiring us to obtain a waiver from our lenders, which may not be available on commercially reasonable terms or at all. An event of default which we do not cure or for which we do not obtain a waiver could have material adverse consequences on our financial condition and our ability to continue to operate our business.

Required commitment reductions in our syndicated bank credit facility as well as mandatory redemptions of our outstanding convertible debentures may limit our ability to maintain sufficient liquidity.

The commitments under our syndicated bank credit facility will reduce (and we will be required to make payments as necessary to prevent outstanding borrowings from exceeding such commitments) in $25.0 million increments based on a portion of proceeds realized from specified events, including:

•	75% of the cash proceeds of any unsecured debt issuance by the Parent Company,

•	100% of the net proceeds of equity issuances on or prior to September 30, 2009 be applied to reduce the commitments of the extending lenders under the syndicated bank credit facility, unless a debt issuance (including the concurrent notes offering) closes within six business days following an equity issuance, in which case such equity issuance proceeds will not be required to be applied to reduce commitments under the credit facility, thereafter, 0% is required to pay the lenders, and

•	75% of any principal repayments on, or the cash proceeds received on the disposition of or the incurrence of secured debt with respect to, assets constituting collateral under the facility.

In addition to these reduction obligations, following the amendment of our syndicated bank credit facility on July 10, 2009, to the extent not earlier reduced by the events described above, the commitments of the lenders not extending the maturity of their loans to us under the facility (approximately $122 million) will automatically be reduced to approximately $94.9 million on December 31, 2009, and to $0 on March 13, 2010. In addition, to the extent not earlier reduced by the events described above, the commitments of the lenders extending the maturity of their loans to us under the facility (approximately $478 million, assuming the concurrent notes offering is completed as contemplated, and we pay to the extending lenders $300 million of proceeds) will automatically be reduced in monthly installments of approximately $20 million commencing on April 30, 2010, with such commitments terminating entirely on March 31, 2012.

In addition, the terms of certain of our warehouse credit facilities and securitization trusts that reduce the amount of outstanding obligations under our syndicated bank credit facilities would need to be proportionately prepaid. In certain circumstances, we could be permitted to instead make a lower prepayment in order to reduce the effective advance rate under the warehouse credit facility as opposed to making the full proportionate prepayment.

In addition, the terms of our outstanding convertible debentures require us to make offers to repurchase them in 2011 and 2012. The principal amounts of convertible debentures that we may be required to purchase in those years are $330.0 million in 2011 and $250.0 million in 2012.

If we are unable to sell sufficient assets, raise new capital or restructure these payment obligations, we may not have sufficient liquidity to make these required prepayments by these dates. Consequently, we could default on these payment obligations, which would trigger cross-defaults under our other debt and could result in accelerated maturity of all of our debt, including the notes offered in the concurrent notes offering. In such circumstances, our business, liquidity and operations would be materially adversely affected, and we would not be able to continue operating.

We must comply with various covenants and obligations under our indebtedness and our failure to do so could adversely affect our ability to operate our business, manage our portfolio or pursue certain opportunities.

The Parent Company is required to comply with financial and non-financial covenants and obligations under our indebtedness, including, without limitation, with respect to interest coverage, minimum tangible net worth, leverage, maximum delinquent and charged-off loans and servicing standards. If we were to default under our indebtedness by violating these covenants or otherwise, our lenders’ remedies would include the ability to, among other things, transfer servicing to another servicer, accelerate payment of all amounts payable under such indebtedness and/or terminate their commitments under such indebtedness. A default under our recourse indebtedness could trigger cross-default provisions in our other debt facilities, and a default under some of our non-recourse indebtedness would trigger cross-default provisions in other of our non-recourse debt. We have received waivers to potential breaches of some of these provisions and may have difficulty complying with some of these provisions if the economic recession continues or worsens. We recently amended our largest syndicated bank credit facility to adjust some of these covenants to levels we believe we can meet. Nevertheless, we may need to obtain additional waivers or amendments again in the future if we cannot satisfy all of the covenants and obligations under our debt. There can be no assurance that we will be able to obtain such waivers or amendments in the future. A default under our indebtedness could have a material adverse affect on our business, financial condition, liquidity position and our ability to continue to operate our business.

In addition, upon the occurrence of specified servicer defaults, our lenders under our credit facilities and the holders of the asset-backed notes issued in our term debt may elect to terminate us as servicer of the loans under the applicable facility or term debt and appoint a successor servicer or replace us as cash manager for our secured facilities and term debt. If we were terminated as servicer, we would no longer receive our servicing fee. In addition, because there can be no assurance that any successor servicer would be able to service the loans according to our standards, the performance of our loans could be materially adversely affected and our income generated from those loans significantly reduced.

Substantially all of the assets of the Parent Company are pledged or otherwise encumbered by liens we have granted or will grant in favor of our lenders, including holders of the notes. Our syndicated bank credit facility and the indenture relating to the notes also contain customary operating and financial restrictions that may impair our ability to operate our business, including, among other things, covenants limiting our ability to:

•	incur various types of additional indebtedness and grant additional liens;

•	make specified investments or other restricted payments;

•	merge with or into another person or consummate other transactions that could result in a change of control;

•	make capital expenditures;

•	pay dividends or make other distributions or repurchase or redeem our stock; and

•	enter into transactions with affiliates.

These restrictions may, among other things, reduce our flexibility in planning for, or reacting to, changes in our business, the economy and/or markets and thereby may negatively impact our financial condition and results of operations.

The restrictive covenants in the indenture, the syndicated bank credit facility and the documents governing our other debt will reduce our flexibility in conducting our operations and will limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with these restrictive covenants could result in an event of default that, if not cured or waived, could result in the acceleration of all or a substantial portion of our debt, including the notes offered in the concurrent notes offering.

Our significant level of debt and interest payment obligations may limit our ability to compete, expose us to interest rate risk to the extent of our variable-rate debt and prevent us from meeting our obligations under the notes.

As of March 31, 2009, after giving effect to the offering of the notes and our use of the net proceeds, the Parent Company would have had approximately $7.9 billion of indebtedness outstanding. This substantial level of indebtedness could have important consequences. For example, it may:

•	make it more difficult for us to satisfy our financial obligations, including those relating to the notes offered in the concurrent notes offering;

•	increase our vulnerability to general adverse economic and industry conditions, including interest rate fluctuations, because a significant portion of our borrowings are at variable rates of interest;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our ability to borrow additional funds to expand our business or alleviate liquidity constraints, as a result of financial and other restrictive covenants in our indebtedness;

•	limit our ability to refinance all or a portion of our indebtedness on or before maturity;

•	limit our flexibility in planning for, or reacting to, changes in our business and industry; and

•	place us at a competitive disadvantage relative to companies that have less indebtedness.

Additional Risks

For a discussion of additional risks to consider before you make an investment decision, you should carefully review the following risks, which are captioned below and set forth in their entirety under the heading entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2008 and are incorporated by reference herein:

Risks Impacting Funding Our Operations

•	Our ability to operate our business depends on our ability to maintain our external financing, which is extremely challenging in the existing economic environment.

•	We are unable to access funds held by CapitalSource Bank to supplement our constrained liquidity position.

•	If our lenders terminate or fail to renew any of our credit facilities, we may not be able to continue to fund our business.

•	Required commitment reductions in our syndicated credit facility as well as mandatory redemptions of our outstanding convertible debentures may limit our ability to maintain sufficient liquidity.

•	We must comply with various covenants and obligations under our indebtedness and our failure to do so could adversely affect our ability to operate our business, manage our portfolio or pursue certain opportunities.

•	Our commitments to lend additional amounts to existing clients exceed our resources available to fund these commitments.

•	Our liquidity position has been and will continue to be adversely affected as a result of our inability to complete additional term debt transactions on favorable terms or at all.

•	Our cash flows from the interests we retain in our term debt have been, and we expect will continue to be, delayed or reduced due to the requirements of the term debt, which has impaired and could continue to impair our ability to fund our commitments under existing loans.

•	Fluctuating interest rates could adversely affect our profit margins and ability to operate our business.

•	Hedging instruments involve inherent risks and costs and may materially adversely affect our earnings.

•	We may enter into derivative contracts that could expose us to future contingent liabilities.

Risks Related to Our Operations

•	We may fail to benefit from the operation of CapitalSource Bank.

•	We may fail to maintain or raise sufficient deposits or other sources of funding at CapitalSource Bank to operate our business.

•	We are subject to extensive government regulation and supervision which limit our flexibility and could result in adverse actions by regulatory agencies against us.

•	The “A” Participation Interest may not pay down to the extent necessary to avoid losses.

•	We have revoked our REIT election which could have adverse tax and legal implications.

•	If it were determined that we violated REIT requirements or failed to qualify as a REIT in any given year during which we operated as a REIT, it could adversely impact our historical, current and future results of operations.

•	The requirements of the Investment Company Act of 1940, as amended, or the Investment Company Act, impose limits on our operations that impact the way we acquire and manage our assets and operations.

•	Changes in the values of our assets and subsidiaries and the income produced by them have made, and may make, it more difficult for us to maintain our exemptions from the Investment Company Act.

•	Our systems may experience an interruption or breach in security which could subject us to increased operating costs as well as litigation and other liabilities.

•	Our controls and procedures may fail or be circumvented.

Risks Related to Our Lending Activities

•	We may not recover all amounts that are contractually owed to us by our borrowers.

•	We make loans to other lenders and commercial real estate developers which have been disproportionately negatively impacted by the economic recession. These clients face a variety of risks relating to their underlying loans and development, construction and renovation projects, any of which may negatively impact their results of operations and impair their ability to pay principal and interest on our loans.

•	Our concentration of loans to a limited number of clients within a particular industry or region could impair our revenues if the industry or region were to experience continued or worsening economic difficulties or changes in the regulatory environment.

•	We make loans to privately owned small and medium-sized companies that present a greater risk of loss than loans to larger companies.

•	We may not have all of the material information relating to a potential client at the time that we make a credit decision with respect to that potential client or at the time we advance funds to the client. As a result, we may suffer losses on loans or make advances that we would not have made if we had all of the material information.

•	Increases in interest rates could negatively affect our clients’ ability to repay their loans.

•	A client’s fraud could cause us to suffer losses.

•	Some of our clients require licenses, permits and other governmental authorizations to operate their businesses, which may be revoked or modified by applicable governmental authorities. Any revocation or modification could have a material adverse effect on the business of a client and, consequently, the value of our loan to that client.

•	Our loans to foreign clients may involve significant risks in addition to the risks inherent in loans to U.S. clients.

•	Because of the nature of our loans and the manner in which we disclose client and loan concentrations, it may be difficult to evaluate our risk exposure to any particular client or group of related clients.

•	We may be unable to recognize or act upon an operational or financial problem with a client in a timely fashion so as to prevent a loss of our loan to that client.

•	We may make errors in evaluating information reported by our clients and, as a result, we may suffer losses on loans or advances that we would not have made if we had properly evaluated the information.

•	Our balloon loans and bullet loans may involve a greater degree of risk than other types of loans.

•	We are limited in pursuing certain of our rights and remedies under our Term B, second lien and mezzanine loans, which may increase our risk of loss on these loans.

•	The collateral securing a loan may not be sufficient to protect us from a partial or complete loss if we have not properly obtained or perfected a lien on such collateral or if the loan becomes non-performing, and we are required to foreclose.

•	Our cash flow loans are not fully covered by the value of assets or collateral of the client and, consequently, if any of these loans becomes non-performing, we could suffer a loss of some or all of our value in the loan.

•	We are not the agent for a portion of our loans and, consequently, have little or no control over how those loans are administered or controlled.

•	We are the agent for loans in which syndicates of lenders participate and, in the event of a loss on any such loan, we could have liability to other members of the syndicate related to our management and servicing of the loan.

•	We may purchase distressed loans at amounts that may exceed what we are able to recover on these loans.

•	Our loans could be subject to equitable subordination by a court which would increase our risk of loss with respect to such loans.

•	We may incur lender liability as a result of our lending activities.

•	We have engaged in the past, and may engage in the future, in lending transactions with affiliates of our directors. Because of the conflicts of interest inherent in these transactions, their terms may not be in our shareholders’ best interests.

•	If we do not obtain or maintain the necessary state licenses and approvals, we will not be allowed to acquire, fund or originate residential mortgage loans and other loans in some states, which would adversely affect our operations.

•	We are in a competitive business and may not be able to take advantage of attractive opportunities.

•	The mortgage loans underlying our residential mortgage investments are subject to delinquency, foreclosure and loss, which could result in losses to us.

•	Debtor-in-possession loans may have a higher risk of default.

•	We may not retain control over our joint venture investments, which may increase the risk of loss with respect to such investments.

Risks Related to Our Direct Real Estate Investments

•	We are exposed to liabilities, including environmental liabilities, with respect to properties to which we take title.

•	We have experienced and may continue to experience losses if the creditworthiness of our tenants leasing our healthcare properties deteriorates and they are unable to meet their obligations under our leases.

•	The operators of our healthcare properties are faced with increased litigation, rising insurance costs and enhanced government scrutiny that may affect their ability to make payments to us.

•	Since real estate investments are illiquid and the real estate markets are experiencing significant disruption, we may not be able to sell properties when we desire.

USE OF PROCEEDS

We will receive gross proceeds from this offering of approximately $71.8 million. After deducting estimated underwriting discounts and commissions and the estimated expenses of this offering, we estimate the net proceeds to us will be approximately $67.7 million.

We will use these net proceeds, together with cash on-hand, to repay indebtedness under our syndicated bank credit facility. We estimate that we will receive net proceeds of approximately $292.2 million from the concurrent notes offering if it is consummated on terms currently proposed. We will use these net proceeds, together with cash on-hand or a portion of the net proceeds from this offering, to repay an aggregate of $300 million principal amount of indebtedness under our syndicated bank credit facility. To the extent the net proceeds from this offering and the concurrent notes offering exceed $300 million, we intend to use the excess net proceeds for general corporate purposes, which may include the payment of other indebtedness. Pending such use, we intend to invest the net proceeds in interest-bearing, short-term investment grade securities or money-market accounts.

After giving effect to the amendment described under “Summary — Recent Developments — Amendment of Syndicated Bank Credit Facility” and the use of proceeds as described above, the final maturity in respect of $478.0 million of the commitments under our syndicated bank credit facility will occur in March 2012, while only $122.0 million of the commitments will be due in March 2010, in each case without giving effect to intervening mandatory payments. Borrowings under our syndicated bank credit facility accrue interest at variable rates. The interest rate was LIBOR + 4.50%, EURIBOR + 4.50% or GBP LIBOR + 4.50% at March 31, 2009. For additional information about this facility, please refer to our reports filed with the SEC.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of March 31, 2009:

•	on a historical basis;

•	on an as adjusted basis to give effect to this offering and the application of the net proceeds from the common stock offering, as described under “Use of Proceeds;” and

•	on an as adjusted basis to give effect to this offering of common stock, the concurrent notes offering and the application of the net proceeds from each offering, as described under “Use of Proceeds.”

The information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the unaudited consolidated financial information as of and for the three months ended March 31, 2009, presented under “Summary — Selected Consolidated Historical Financial Data” and our consolidated financial statements and notes thereto in our Current Report on Form 8-K, dated July 1, 2009 and our unaudited consolidated financial statements and the related notes thereto contained in our Quarterly Report on Form 10-Q for the quarter ended on March 31, 2009 filed with the SEC and incorporated by reference in this prospectus supplement.

	As of March 31, 2009
	Historical	As Adjusted(1)	As Adjusted(2)
	(Unaudited)
	($ in thousands)

Debt:
Non-recourse debt
Structured credit facilities	$465,080	$465,080	$465,080
Term debt	5,061,502	5,061,502	5,061,502
FHLB advances	50,000	50,000	50,000
Mortgage debt	329,019	329,019	329,019
Notes payable	75,423	75,423	75,423
Recourse debt
Syndicated bank credit facility	934,318	866,664	634,318
Senior secured notes	—	—	300,000
Subordinated debt	990,501	990,501	990,501

Total debt(3)	$7,905,843	$7,838,189	$7,905,843
Shareholders’ equity:
Preferred stock (50,000,000 shares authorized; no shares issued and outstanding on a historical and as adjusted basis)	—	—	—
Common stock ($0.01 par value, 1,200,000,000 shares authorized; 302,083,116 and 319,583,116 shares issued and outstanding on a historical and as adjusted, basis respectively)	3,021	3,196	3,196
Additional paid-in capital	3,789,880	3,857,359	3,857,359
Accumulated deficit	(975,216)	(975,216)	(975,216)
Accumulated other comprehensive income, net	57	57	57

Total CapitalSource Inc. shareholders’ equity	2,817,742	2,885,396	2,885,396
Noncontrolling interests	616	616	616

Total shareholders’ equity	2,818,358	2,886,012	2,886,012

Total capitalization	$10,723,585	$10,723,585	$10,791,239

(1)	Gives effect to the issuance of the 17,500,000 shares offered hereby and our receipt of approximately $67.7 million of estimated net proceeds from their sale (after deducting offering expenses payable by us and underwriters’ discounts), and to the use of net proceeds as described under “Use of Proceeds” to repay indebtedness under our syndicated bank credit facility. This also assumes that the underwriters’ over-allotment option to purchase up to an additional 2,625,000 shares is not exercised.

(2)	Gives effect to the issuance of both the shares of common stock and net proceeds from this offering and the issuance of the notes and the net proceeds of $292.2 million from the concurrent notes offering, and to the use of net proceeds as described under “Use of Proceeds” to repay $300 million of the principal amount of indebtedness under our syndicated bank credit facility. This also assumes the underwriters’ overallotment option to purchase up to an additional 2,625,000 shares in this offering is not exercised.

(3)	Excludes trade payables, intercompany liabilities and liabilities of the type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles.

UNDERWRITING

We are offering shares of our common stock described in this prospectus supplement through a number of underwriters. Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc., Citigroup Global Markets Inc. and Wells Fargo Securities, LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of our common stock listed next to its name in the following table:

Name	Number of Shares

Credit Suisse Securities (USA) LLC.	10,500,000
J.P. Morgan Securities Inc.	4,375,000
Citigroup Global Markets Inc.	1,312,500
Wells Fargo Securities, LLC	1,312,500

Total	17,500,000

The underwriters are committed to purchase all the shares of our common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of our common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $0.1353 per share. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

The underwriters have an option to buy up to 2,625,000 additional shares of our common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of our common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of our common stock. The underwriting fee is 5.5% of the aggregate proceeds of this offering. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share		Total
	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$0.2255	$0.2255	$3,946,250	$4,538,188

We estimate that the total expenses of this offering will be approximately $150,000.

A prospectus supplement in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed, subject to certain limited exceptions, that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of our common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, in each case without the prior written consent of Credit Suisse Securities (USA) LLC on behalf of the underwriters for a period of 90 days after the date of this prospectus supplement. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and certain executive officers have agreed, subject to certain limited exceptions, that they will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or act to cause us to file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of our common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, in each case without the prior written consent of Credit Suisse Securities (USA) LLC on behalf of the underwriters for a period of 60 days after the date of this prospectus supplement. Notwithstanding the foregoing, if (1) during the last 17 days of the 60-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 60-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 60-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), the initial purchaser represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Securities to the public in that Relevant Member State at any time,

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Securities to the public” in relation to any Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Securities to be offered so as to enable an investor to decide to purchase or subscribe the Securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each of the underwriters severally represents, warrants and agrees that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005 or in circumstances in which section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our common stock in, from or otherwise involving the United Kingdom.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of our common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in this offering, and purchasing shares of our common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Certain of the underwriters and their affiliates have performed investment banking, financial advisory and lending services for us and our affiliates from time to time, for which they have received customary compensation, and they may continue to do so in the future. Affiliates of the underwriters, including, but not limited to, Credit Suisse, Cayman Islands Branch, JPMorgan Chase Bank, N.A., Citibank, N.A., Wachovia

Bank, National Association and Wells Fargo Securities, LLC, are acting as agents and/or lenders under our syndicated bank credit facility and receive customary compensation in connection therewith. In addition, certain of the underwriters and/or their affiliates may hold positions in our debt and equity securities. Moreover, a managing partner of an affiliate of Wells Fargo Securities, LLC currently serves as one of our directors. We intend to use the net proceeds from this offering to repay indebtedness owed by us to such affiliates and certain of the other lenders on our syndicated bank credit facility.

LEGAL MATTERS

The validity of the shares offered by means of this prospectus supplement and certain U.S. federal income tax matters will be passed upon for us by Hogan & Hartson LLP. Certain legal matters regarding the shares will be passed upon for the underwriters by Clifford Chance US LLP, New York, New York.

EXPERTS

The consolidated financial statements of CapitalSource Inc. appearing in CapitalSource Inc.’s Current Report on Form 8-K dated July 1, 2009, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information on file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from commercial document retrieval services and through the Internet website maintained by the SEC, at www.sec.gov.

We have filed with the SEC a registration statement under the Securities Act that registers the distribution of these securities. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the securities. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement. This prospectus supplement incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about us and our financial condition.

CapitalSource SEC Filings (File No. 1-31753)	Period or Filing Date

Annual Report on Form 10-K	Year Ended December 31, 2008
Quarterly Report on Form 10-Q	Quarter Ended March 31, 2009
Current Reports on Form 8-K	Filed on each of:
• January 5, 2009
• February 3, 2009
• February 13, 2009
• February 17, 2009
• March 12, 2009
• March 26, 2009
• April 24, 2009
• May 5, 2009
• June 4, 2009, as amended June 15, 2009
• July 2, 2009
• July 10, 2009
Description of shares of CapitalSource common stock contained in its Registration Statement on Form 8-A filed with the SEC on July 25, 2003, as amended by our Registration Statement on Form 8-A/A filed with the SEC on May 22, 2006, including any amendment or reports filed for the purpose of updating such description.	Filed on July 25, 2003 and May 22, 2006

We also incorporate by reference into this prospectus supplement additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act between the date of this prospectus supplement and the completion of the offering; provided, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any current report on Form 8-K except to the extent identified in any such report. These documents include periodic reports such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

You can obtain any of the documents incorporated by reference from us as described below, through the SEC or through the SEC’s Internet website as described above. Documents incorporated by reference are available without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this prospectus supplement. Investors may obtain documents incorporated by reference into this prospectus supplement by requesting them in writing, by telephone or via the Internet from the company at the following address:
CapitalSource Inc.
4445 Willard Avenue, 12th Floor
Chevy Chase, Maryland 20815
(800) 370-9431
Attn: Investor Relations
Internet Website: www.capitalsource.com

THE INFORMATION CONTAINED ON OUR WEBSITE DOES NOT CONSTITUTE A PART OF
THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS.

PROSPECTUS

Debt Securities, Common Stock, Preferred Stock,
Depositary Shares, Warrants, Purchase Contracts and Units

We may offer the securities listed above, including units consisting of any two or more of such securities, from time to time. In addition, this prospectus may be used to offer securities for the account of other persons.

This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered will be described in one or more supplements to this prospectus, one or more post-effective amendments to the registration statement of which this prospectus is a part or in documents incorporated by reference into this prospectus. You should read both this prospectus and the applicable prospectus supplement before you invest in these securities.

We or any selling securityholders may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

Our common stock is listed on the New York Stock Exchange under the symbol “CSE.”

Investing in our securities involves risks. See “Risk Factors” on page 4 and, if applicable, any risk factors described in any accompanying prospectus supplement or in our Securities and Exchange Commission filings that are incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 31, 2008.

You should rely only on the information provided in this prospectus and in any prospectus supplement, including the information incorporated by reference. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus, or any supplement to this prospectus, is accurate at any date other than the date indicated on the cover page of these documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement that we filed with the Securities and Exchange Commission, or the SEC, in accordance with General Instruction I.D. of Form S-3, using a “shelf” registration process for the delayed offering and sale of securities pursuant to Rule 415 under the Securities Act of 1933, as amended, or the Securities Act. Under the shelf process, we may, from time to time, sell the offered securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement containing specific information about the terms of the securities being offered and the specific manner in which they will be offered. The prospectus supplement may also add, update or change information contained in this prospectus.

This prospectus and any accompanying prospectus supplement do not contain all of the information included in the registration statement. We have omitted parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3 of which this prospectus is a part, including its exhibits. Statements contained in this prospectus and any accompanying prospectus supplement about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC’s rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters.

You should read this prospectus together with any additional information you may need to make your investment decision. You should also read and carefully consider the information in the documents we have referred you to in “Available Information” below. Information incorporated by reference after the date of this prospectus may add, update or change information contained in this prospectus. Any information in such subsequent filings that is inconsistent with this prospectus will supersede the information in this prospectus or any earlier prospectus supplement.

References in this prospectus to “CapitalSource,” “we,” “us” and “our” are to CapitalSource Inc. In this prospectus, we sometimes refer to the debt securities, common stock, preferred stock, depositary shares, purchase contracts, units and warrants collectively as “offered securities.”

AVAILABLE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Because our common stock trades on the New York Stock Exchange under the symbol “CSE,” those materials can also be inspected and copied at the offices of that organization. Here are ways you can review and obtain copies of this information:

What is Available	Where to Get it

Paper copies of information	SEC’s Public Reference Room 100 F Street, N.E. Washington, D.C. 20549

The New York Stock Exchange 20 Broad Street New York, New York 10005

On-line information, free of charge	SEC’s Internet website at www.sec.gov

Information about the SEC’s Public Reference Room	Call the SEC at 1-800-SEC-0330

We have filed with the SEC a registration statement on Form S-3 under the Securities Act relating to the securities covered by this prospectus. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the offered securities. This prospectus does not contain all of the information set forth in the registration statement. Whenever a reference is made in this prospectus to a contract or other document, the reference is only a summary and you should refer to the exhibits that form a part of the registration statement for a copy of the contract or other document. You can get a copy of the registration statement, at prescribed rates, from the sources listed above. The registration statement and the documents referred to below under “Incorporation of Certain Documents by Reference” are also available on our Internet website, www.capitalsource.com, under “Investor Relations — SEC Filings.” You can also obtain these documents from us, without charge (other than exhibits, unless the exhibits are specifically incorporated by reference), by requesting them in writing or by telephone at the following address:

CapitalSource Inc.
4445 Willard Avenue, 12th Floor
Chevy Chase, Maryland 20815
(800) 370-9431
Attn: Investor Relations
Internet Website: www.capitalsource.com

THE INFORMATION CONTAINED ON OUR WEBSITE DOES NOT
CONSTITUTE A PART OF THIS PROSPECTUS.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by other information that is included in or incorporated by reference into this document.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC (File No. 001-31753). These documents contain important information about us:

•	our Annual Report on Form 10-K for the year ended December 31, 2007;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008;

•	our Current Reports on Form 8-K filed with the SEC on January 29, 2008, February 14, 2008, March 14, 2008, March 21, 2008, April 17, 2008, May 1, 2008, May 6, 2008, June 18, 2008, June 23, 2008, June 27, 2008, July 28, 2008, as amended on July 30, 2008 and as further amended on October 7, 2008, August 5, 2008, August 28, 2008 and October 24, 2008 (except, with respect to each of the foregoing, for portions of such reports which were deemed to be furnished and not filed); and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on July 25, 2003, as amended by our Registration Statement on Form 8-A/A filed with the SEC on May 22, 2006, including any amendment or reports filed for the purpose of updating such description.

We also incorporate by reference any additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (other than those “furnished” pursuant to Item 2.02 or Item 7.01 of Form 8-K or other information “furnished” to the SEC), from the date of the registration statement of which this prospectus is part until the termination of the offering of the securities. These documents may include annual, quarterly and current reports, as well as proxy statements. Any material that we later file with the SEC will automatically update and replace the information previously filed with the SEC.

For purposes of this registration statement, any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement in such document.

RISK FACTORS

Investing in our securities involves risks. We urge you to carefully consider the risk factors described in our SEC filings that are incorporated by reference in this prospectus and, if applicable, in any accompanying prospectus supplement used in connection with an offering of our securities before making an investment decision. Additional risks, including those that relate to any particular securities we offer, may be included in the applicable prospectus supplement or free writing prospectus which we have authorized, or which may be incorporated by reference into this prospectus or such prospectus supplement. These risks could adversely affect our business, financial condition, results of operations or prospects and could cause the market or trading price of our securities to decline.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which are subject to numerous assumptions, risks, and uncertainties. All statements contained in this prospectus and the documents incorporated by reference in this prospectus that are not clearly historical in nature are forward-looking, and the words “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “assumes,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” or the negative of these terms or other similar expressions, are generally intended to identify forward-looking statements. All forward-looking statements (including statements regarding future financial and operating results and future transactions and their results) involve risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Actual results could differ materially from those contained or implied by such statements for a variety of factors. The sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors” and “Business” in our disclosures included or incorporated by reference into this prospectus discuss some of the factors that could contribute to these differences.

All forward-looking statements included in this prospectus and the documents incorporated by reference are based on information available at the time the statements are made. We undertake no obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking information should be read in conjunction with our consolidated financial statements and related notes incorporated by reference into this prospectus.

ABOUT CAPITALSOURCE INC.

Our principal executive office is located at 4445 Willard Avenue, 12th floor, Chevy Chase, Maryland 20815, and our telephone number is (301) 841-2700. We maintain a website at www.capitalsource.com on which we post all reports we file with the SEC under Section 13(a) of the Exchange Act. We also post on this site our key corporate governance documents, including our board committee charters, our ethics policy and our principles of corporate governance.

USE OF PROCEEDS

Unless we specify another use in the applicable prospectus supplement, we will use the net proceeds from the sale of any securities offered by us for general corporate purposes, which may include repayment of indebtedness or acquisitions. We will not receive proceeds from sales of securities by selling securityholders except as may otherwise be stated in an applicable prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

We may issue, from time to time, debt securities in one or more series that may consist of either senior debt securities or subordinated debt securities. We will issue these securities under one or more indentures that will be subject to and governed by the Trust Indenture Act of 1939, as amended.

The applicable indenture and prospectus supplement for any series of debt securities that we issue will describe the specific terms of the offered debt securities, which may include some or all of the following:

•	the title;

•	the classification as senior securities or subordinated securities;

•	the aggregate principal amount and denomination;

•	whether the debt securities are guaranteed by subsidiary guarantors or otherwise and the terms, if any, applicable to the subsidiary or other guarantees;

•	the percentage of the principal amount that will be issued and, if other than the principal amount, the portion of the principal amount payable upon declaration of acceleration of the maturity;

•	conversion or exchange provisions, if any, including conversion or exchange prices or rates, if any;

•	the date or dates, or the method for determining such date or dates, on which the principal is payable;

•	interest rates (whether fixed or variable), the method and manner in which interest rates will be determined, if applicable, and the dates from which interest will accrue and when interest is payable;

•	the place or places where and the manner in which the principal, premium or interest will be payable and where the debt securities may be presented for transfer and, if applicable, conversion or exchange;

•	our rights or obligations to redeem or repurchase the debt securities, at our option or at the option of the holder, including sinking fund or partial redemption payments;

•	the currency or currencies in which the debt securities are denominated and payable;

•	the terms applicable to any debt securities issued at a discount from their stated principal amount;

•	the terms, if any, pursuant to which any debt securities and any subsidiary guarantees will be subordinate to any of our other debt;

•	whether the amount of payments of principal or interest may be determined by reference to an index, formula or other method and the manner in which such amounts shall be determined;

•	any applicable covenants, including covenants that provide debt holders with protection with respect to our operations, financial condition or certain transactions;

•	whether such debt securities will be issued in the form of one or more global securities or in certificated or book-entry form;

•	the applicability and terms, if any, of the defeasance and covenant defeasance provisions of the applicable indenture;

•	any applicable events of default and remedies holders of our debt securities may have upon the occurrence of an event of default;

•	the terms restricting, or otherwise applicable to, our ability to merge or consolidate with, or sell or transfer all or substantially all of our assets to, another entity;

•	the terms specifying whether and how the applicable indenture may be modified or amended with or without the consent of the holders of the debt securities; and

•	any other terms of the debt securities.

The applicable prospectus supplement will set forth material U.S. federal income tax consequences for holders of any debt securities and the securities or quotation system on which any the debt securities are listed or quoted, if any. The debt securities may provide for less than the entire principal amount to be payable upon acceleration of maturity. We refer to such debt securities as the “original issue discount” securities. Special federal income tax, accounting and other considerations applicable to original issue discount securities will be described in the applicable prospectus supplement.

The descriptions of any indentures in this prospectus and in any prospectus supplement are summaries of the material provisions of the applicable agreements. These descriptions do not restate those agreements in their entirety and do not contain all of the information that you may find useful. We urge you to read the applicable agreements because they, and not the summaries, define many of your rights as holders of the debt securities. For more information, please review the form of the relevant agreements, which will be filed with the SEC promptly after the offering of debt securities and will be available as described under the heading “Available Information” on page 1.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our Second Amended and Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws, as amended, referred to as our “certificate of incorporation” and “bylaws,” respectively, are summaries and are qualified by reference to the terms of these documents. Our authorized capital stock consists of 1.2 billion shares of common stock, par value $0.01 per share, and 50 million shares of preferred stock, par value $0.01 per share.

Common Stock

As of October 15, 2008, there were 276,449,325 shares of common stock outstanding. Our common stock is listed on The New York Stock Exchange under the symbol “CSE.”

Transfer Agent

American Stock Transfer & Trust Company serves as transfer agent for shares of our common stock.

Delaware Law and Certain Charter and Bylaw Provisions

We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with “interested” shareholders for a period of three years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. A “business combination” includes certain mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. Subject to exceptions, an “interested” shareholder is a person who, alone or together with his affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation’s voting stock.

Our certificate of incorporation and bylaws provide that:

•	the board of directors be divided into three classes, with staggered three-year terms;

•	directors may be removed only for cause and only by the affirmative vote of at least a majority of the voting power of all of the then outstanding shares of our capital stock entitled to vote generally in the election of directors voting together as a single class; and

•	any vacancy on the board of directors, however the vacancy occurs, including a vacancy due to an enlargement of the board, may only be filled by the affirmative vote of a majority the directors then in office.

The classification of our board of directors and the limitations on removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from, acquiring us.

Our bylaws also provide that:

•	any action required or permitted to be taken by the shareholders at an annual meeting or special meeting of shareholders may only be taken if it is properly brought before such meeting; and

•	special meetings of the shareholders may be called by our board of directors, the chairman of our board of directors, our Chief Executive Officer or our President and shall be called by our Secretary at the written request of at least 10% in voting power of all capital stock outstanding and entitled to cast votes at the meeting.

Our bylaws provide that, in order for any shareholder business (other than shareholder nominations of directors) to be considered “properly brought” before a meeting, a shareholder must comply with requirements regarding advance notice to us. For business to be properly brought before a meeting by a shareholder, it must be a proper matter for shareholder action under the Delaware General Corporation Law, the shareholder must have given timely notice thereof in writing to our Secretary, and the notice must comply with the procedures set forth in our bylaws. Except for shareholder proposals submitted in accordance with the federal proxy rules as to which the requirements specified therein shall control, a shareholder’s notice, to be timely, must be delivered to or mailed and received at our principal executive offices, not less than 120 calendar days prior to the one year anniversary of the date of our proxy statement issued in connection with the prior year’s annual meeting in the case of an annual meeting, and not less than 60 calendar days prior to the meeting in the case of a special meeting; provided, however, that if a public announcement of the date of the special meeting is not given at least 70 days before the scheduled date for the special meeting, then a shareholder’s notice will be timely if it is received at our principal executive offices within 10 days following the date public notice of the meeting date is first given, whether by press release or other public filing.

Our bylaws also provide that subject to the rights of holders of any class or series of capital stock then outstanding, nominations for the election or re-election of directors at a meeting of the shareholders may be made by any shareholder entitled to vote in the election of directors generally who complies with the procedures set forth in our bylaws and who is a shareholder of record at the time notice is delivered to our Secretary. Any shareholder entitled to vote in the election of directors generally may nominate one or more persons for election or re-election as directors at an annual meeting only if timely notice of such shareholder’s intent to make such nomination or nominations has been given in writing to our Secretary. To be timely, a shareholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 120 calendar days prior to the one year anniversary of the date of our proxy statement issued in connection with the prior year’s annual meeting in the case of an annual meeting, and not less than 60 calendar days prior to the meeting in the case of a special meeting; provided, however, that if a public announcement of the date of the special meeting is not given at least 70 days before the scheduled date for the special meeting, then a shareholder’s notice will be timely if it is received at our principal executive offices within 10 days following the date public notice of the meeting date is first given, whether by press release or other public filing.

The purpose of requiring shareholders to give us advance notice of nominations and other shareholder business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of the other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although our bylaws do not give our board of directors any power to disapprove shareholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders. These provisions could also delay shareholder actions which are favored by the holders of a majority of our outstanding voting securities until the next shareholders’ meeting.

Delaware corporate law provides generally that the affirmative vote of a majority of the shares entitled to vote on such matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws requires a greater percentage. Our certificate of incorporation permits our board of directors to amend or repeal most provisions of our bylaws by majority vote but requires the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of our capital stock entitled to vote to amend or repeal certain provisions of our bylaws. Generally, our certificate of incorporation may be amended by holders of a majority of the voting power of the then outstanding shares of our capital stock entitled to vote. No amendment of the provision of our certificate of incorporation providing for the division of our board of directors into three classes with staggered three-year terms may be approved absent the affirmative vote of the holders of at least 66 2/3% of the voting power of all the then outstanding shares of capital stock entitled to vote. The shareholder vote with respect to an amendment of our certificate of incorporation or bylaws would be in addition to any separate class vote that might in the future be required under the terms of any series preferred stock that might be outstanding at the time any such amendments are submitted to shareholders.

Limitation of Liability and Indemnification of Officers and Directors

Our bylaws provide indemnification, including advancement of expenses, to the fullest extent permitted under applicable law to any person made or threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative by reason of the fact that such person is or was a director or officer of CapitalSource, or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan. In addition, our certificate of incorporation provides that our directors will not be personally liable to us or our shareholders for monetary damages for breaches of their fiduciary duty as directors, except in cases of (i) breach of the directors’ duty of loyalty to us or our shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) violations of Section 174 of the General Corporation Law of the State of Delaware; or (iv) any transaction from which the director derived an improper personal benefit. This provision does not limit or eliminate our rights or the rights of any shareholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. In addition, this provision does not limit the directors’ responsibilities under Delaware law or any other laws, such as the federal securities laws. We have obtained insurance that insures our directors and officers against certain losses and which insures us against our obligations to indemnify the directors and officers. We also have entered into indemnification agreements with our directors and executive officers.

Shareholder Registration Rights

Generally

Certain of our existing shareholders, including members of our management, are entitled to certain rights with respect to the registration of such shares under the Securities Act pursuant to an Amended and Restated Registration Rights Agreement that we entered into with certain of our existing shareholders in connection with the closing of our August 2002 recapitalization transaction. All of these shares currently are tradable, subject to compliance with the volume and manner of sale provisions of Rule 144 under the Securities Act, and any shares registered pursuant to the agreement would become freely tradable without restriction under the Securities Act. Our existing shareholders, by exercising their registration rights, could cause a large number of shares of our common stock to be registered and publicly sold, which could cause the market price of shares of our common stock to decline significantly.

S-3 Demand Registration Rights

Under the terms of our Amended and Restated Registration Rights Agreement, so long as we remain eligible to register securities by means of a registration statement on Form S-3, holders of our registrable shares have the right, subject to certain limitations, to demand the registration of their shares of common stock provided that the aggregate market value of the shares of common stock to be registered equals at least $10 million. We expect to satisfy any exercises of these rights through preparation of a prospectus supplement to this prospectus.

Piggyback Rights

Subject to the exceptions and limitations set forth in the Amended and Restated Registration Rights Agreement, the holders of registrable securities under that agreement have unlimited piggyback registration rights until August 12, 2009.

Preferred Stock

Our board of directors is authorized, without further vote or action by the shareholders, to issue from time to time up to an aggregate of 50 million shares of preferred stock in one or more series. As of the date of this prospectus, there are no shares of preferred stock outstanding. Each series of preferred stock shall have the number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by our board of directors, which may include, but are not limited to, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights. We will distribute a supplement to this prospectus relating to any series of preferred stock we may offer. The prospectus supplement will describe the specific terms of the particular series of preferred stock offered.

Our board of directors has the authority to issue preferred stock and to determine its rights and preferences in order to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power or other rights of the holders of our common stock, and could make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, a majority of our outstanding voting stock.

DESCRIPTION OF DEPOSITARY SHARES

We may elect to have shares of preferred stock represented by depositary shares. The shares of any series of the preferred stock underlying the depositary shares will be deposited under a separate deposit agreement between us and a bank or trust company that we select. The prospectus supplement relating to a series of depositary shares will set forth the name and address of this preferred stock depositary. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, proportionately, to all the rights, preferences and privileges of the preferred stock represented by such depositary share, including dividend, voting, redemption, conversion, exchange and liquidation rights. As of the date of this prospectus, there are no depositary shares outstanding.

The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement, each of which will represent the applicable interest in a number of shares of a particular series of the preferred stock described in the applicable prospectus supplement.

We will distribute a prospectus supplement relating to any depositary shares that we may offer. The prospectus supplement will describe specific terms relating to the offering, including a description of the depositary shares and any applicable deposit agreement. These terms will include some or all of the following:

•	terms, procedures and limitations under which holders of depositary shares will be entitled to receive dividends, distributions, rights, preferences or privileges or the net proceeds of any sale, or who will be entitled to give instructions for the exercise of voting rights at a meeting at which holders of preferred stock are entitled to vote or to receive notice of such a meeting or of a redemption or conversion;

•	terms relating to the procedure for receiving notice of, and voting at, any meeting at which the holders of any shares of preferred stock underlying the depositary shares are entitled to vote;

•	terms relating to amendment and termination of the applicable deposit agreement;

•	terms relating to the resignation of the depositary and the appointment of a successor depositary;

•	terms setting forth our obligation, if any, to pay the charges of the depositary;

•	a discussion of provisions relating to our and the depositary’s obligations and liabilities under the deposit agreement;

•	a discussion of material federal income tax considerations, if applicable; and

•	any other terms of the depositary shares, including terms, procedures and limitations relating to the transferability, conversion, exchange, exercise, surrender or redemption of the depositary shares.

The description of certain provisions of any deposit agreement and any related depositary shares and depositary receipts in this prospectus and in any prospectus supplement are summaries of the material provisions of that deposit agreement and of the depositary shares and depositary receipts. These descriptions do not restate those agreements and do not contain all of the information that you may find useful. We urge you to read the applicable agreements because they, and not the summaries, define many of your rights as a holder of the depositary shares. For more information, please review the form of deposit agreement and form of depositary receipts relating to each series of the preferred stock, which will be filed with the SEC promptly after the offering of that series of preferred stock and will be available as described under the heading “Available Information” on page 1.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase debt securities, common stock, preferred stock or other securities described in this prospectus. We may issue warrants independently or as part of a unit with other securities. Warrants sold with other securities as a unit may be attached to or separate from the other securities. We will issue warrants under separate warrant agreements between us and a warrant agent that we will name in the applicable prospectus supplement. As of the date of this prospectus, there are no warrants outstanding.

We will distribute a prospectus supplement relating to any warrants that we may offer. The prospectus supplement will describe specific terms relating to the offering, including a description of any other securities being offered together with the warrants. These terms will include some or all of the following:

•	the title of the warrants;

•	the aggregate number of warrants;

•	the price or prices at which the warrants will be issued;

•	terms relating to the currency or currencies, in which the prices of the warrants may be payable;

•	the designation, number and terms of the debt securities, common stock, preferred stock or other securities or rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies or indices, purchasable upon exercise of the warrants and procedures by which those numbers may be adjusted;

•	the exercise price of the warrants, including any provisions for changes or adjustments to the exercise price, and terms relating to the currency in which such price is payable;

•	the dates or periods during which the warrants are exercisable;

•	the designation and terms of any securities with which the warrants are issued as a unit;

•	if the warrants are issued as a unit with another security, the date on which the warrants and the other security will be separately transferable;

•	if the exercise price is not payable in U.S. dollars, terms relating to the currency in which the exercise price is denominated;

•	any minimum or maximum amount of warrants that may be exercised at any one time; any terms relating to the modification of the warrants;

•	a discussion of material federal income tax considerations, if applicable;

•	any other terms of the warrants, including terms, procedures and limitations relating to the transferability, exchange, exercise or redemption of the warrants.

Warrants issued for securities other than our debt securities, common stock or preferred stock will not be exercisable until at least one year from the date of sale of the warrant.

The applicable prospectus supplement will describe the specific terms of any warrant units.

The descriptions of the warrant agreements in this prospectus and in any prospectus supplement are summaries of the material provisions of the applicable agreements. These descriptions do not restate those agreements in their entirety and do not contain all of the information that you may find useful. We urge you to read the applicable agreements because they, and not the summaries, define many of your rights as holders of the warrants or any warrant units. For more information, please review the form of the relevant agreements, which will be filed with the SEC promptly after the offering of warrants or warrant units and will be available as described under the heading “Available Information” on page 1.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts obligating holders to purchase from us, and us to sell to the holders, a number of debt securities, shares of our common stock or preferred stock, depositary shares or warrants at a future date or dates. The purchase contracts may require us to make periodic payments to the holders of the purchase contracts, which may or may not be unsecured. As of the date of this prospectus, there are no purchase contracts outstanding.

The prospectus supplement relating to any purchase contracts we are offering will describe the material terms of the purchase contracts and any applicable pledge or depository arrangements, including one or more of the following:

•	the stated amount a holder will be obligated to pay in order to purchase our debt securities, common stock, preferred stock, depositary shares or warrants or the formula to determine such amount.

•	the settlement date or dates on which the holder will be obligated to purchase the securities. The prospectus supplement will specify whether certain events may cause the settlement date to occur on an earlier date and the terms on which an early settlement would occur.

•	the events, if any, that will cause our obligations and the obligations of the holder under the purchase contract to terminate.

•	the settlement rate, which is a number that, when multiplied by the stated amount of a purchase contract, determines the number of securities that we will be obligated to sell and a holder will be obligated to purchase under that purchase contract upon payment of the stated amount of a purchase contract. The settlement rate may be determined by the application of a formula specified in the prospectus supplement. Purchase contracts may include anti-dilution provisions to adjust the number of securities to be delivered upon the occurrence of specified events.

•	whether the purchase contracts will be issued separately or as part of units consisting of a purchase contract and an underlying security with an aggregate principal amount equal to the stated amount. Any underlying securities will be pledged by the holder to secure its obligations under a purchase contract. Underlying securities may be our debt securities, depositary shares, preferred securities, common stock, warrants or debt obligations or government securities.

•	the terms of any pledge arrangement relating to any underlying securities.

•	the amount and terms of the contract fee, if any, that may be payable. The contract fee may be calculated as a percentage of the stated amount of the purchase contract or otherwise.

The descriptions of the purchase contracts and any applicable underlying security or pledge or depository arrangements in this prospectus and in any prospectus supplement are summaries of the material provisions of the applicable agreements. These descriptions do not restate those agreements in their entirety and may not contain all the information that you may find useful. We urge you to read the applicable agreements because they, and not the summaries, define many of your rights as holders of the purchase contracts. For more information, please review the form of the relevant agreements, which will be filed with the SEC promptly after the offering of purchase contracts or purchase contract units and will be available as described under the heading “Available Information” on page 1.

DESCRIPTION OF UNITS

We may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit may also include debt obligations of third parties, such as U.S. Treasury securities. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The prospectus supplement will describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances the securities comprising the units may be held or transferred separately;

•	a description of the terms of any unit agreement governing the units;

•	a description of the provisions for the payment, settlement, transfer or exchange of the units;

•	a discussion of material federal income tax considerations, if applicable; and

•	whether the units will be issued in fully registered or global form.

The descriptions of the units and any applicable underlying security or pledge or depository arrangements in this prospectus and in any prospectus supplement are summaries of the material provisions of the applicable agreements. These descriptions do not restate those agreements in their entirety and may not contain all the information that you may find useful. We urge you to read the applicable agreements because they, and not the summaries, define many of your rights as holders of the units. For more information, please review the form of the relevant agreements, which will be filed with the SEC promptly after the offering of units and will be available as described under the heading “Available Information” on page 1.

BOOK-ENTRY SECURITIES

The securities offered by means of this prospectus and any related prospectus supplement may be issued in whole or in part in book-entry form, meaning that beneficial owners of the securities may not receive certificates representing their ownership interests in the securities, except in the event the book-entry system for the securities is discontinued. Securities issued in book-entry form will be evidenced by one or more global securities that will be deposited with, or on behalf of, a depository identified in the applicable prospectus supplement relating to the securities. Unless and until it is exchanged in whole or in part for the individual securities represented thereby, a global security may not be transferred except as a whole by the depository for the global security to a nominee of such depository or by a nominee of such depository to such depository or another nominee of such depository or by the depository or any nominee of such depository to a successor depository or a nominee of such successor. Global securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depository arrangement with respect to a class or series of securities that differ from the terms described here will be described in the applicable prospectus supplement.

LEGAL MATTERS

In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplement, the validity of those securities and certain U.S. federal income tax matters may be passed upon for us by Hogan & Hartson LLP, and for the underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of CapitalSource Inc. appearing in CapitalSource Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2007, and the effectiveness of CapitalSource Inc.’s internal control over financial reporting as of December 31, 2007, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The financial statements of the Fremont Retail Deposit Division and Significant Assets, a carve-out business of Fremont Investment & Loan, an indirect wholly owned subsidiary of Fremont General Corporation, at December 31, 2007 and for the year then ended appearing in CapitalSource Inc.’s Current Report on Form 8-K/A, filed with the Securities and Exchange Commission on October 7, 2008, have been audited by Squar, Milner, Peterson, Miranda & Williamson, LLP (“Squar Milner”), an independent registered public accounting firm. The financial statements described in the preceding sentence and the report thereon by Squar Milner are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.